January 3, 2020

VIA EDGAR

Marianne Dobelbower and Jacob Sandoval

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KFA Global Carbon ETF
(File Nos. 333-180870 and 811-22698)

Dear Ms. Dobelbower and Mr. Sandoval:

On June 16, 2019, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 194 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 194”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-19-009301). Post-Effective Amendment No. 194 was filed to register a new series of the Registrant, the KFA Global Carbon ETF (“Fund”).

On September 16, 2019, members of the SEC staff (“Staff”) provided additional comments regarding Post-Effective Amendment No. 194. Those additional comments and the Registrant’s responses thereto are set forth below. Defined terms used below have the same meaning as in Post-Effective Amendment No. 194, unless otherwise indicated.

1.	Please supplementally explain how the Fund will comply with the asset segregation requirements of Investment Company Act Release No. 10666 and describe any material differences between futures on carbon offset credits and other types of futures, such as with respect to operational and margin requirements.

RESPONSE: The Registrant does not expect the Fund’s investments in futures on carbon offset credits to raise any concerns under Investment Company Act Release No. 10666 and related SEC guidance and interpretations. In particular, the Fund expects to, directly or indirectly through the Subsidiary, invest approximately 10% of its net assets in futures on carbon offset credits and will only seek to maintain notional exposure to carbon offset credits equal to 100% of the Fund’s net assets (e.g., the Fund does not intend to seek leveraged exposure to carbon offset credits). Although futures on carbon offset credits call for physical settlement, any futures commission merchant (“FCM”) agreement for the Fund will require cash settlement and prohibit physical delivery to the Fund. In addition, Krane intends to “roll” the futures prior to their expiration dates into futures with later expiration dates. As a result, Krane does not anticipate that the Fund will take physical delivery of carbon offset credits at any time. Accordingly, the Fund, directly and/or indirectly through the Subsidiary, will establish a segregated account containing cash and other liquid assets equal to the net amount owed by the Fund under the futures contracts, if any, as determined (or “marked to market”) daily, less any margin. Such segregated amounts will result in compliance by the Fund with Investment Company Act Release No. 10666, the Dreyfus Strategic Investing and Dreyfus Strategic Income no-action letter, the Merrill Lynch Asset Management, L.P. no-action letter and/or other applicable SEC and/or staff guidance.

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
January 3, 2020

2.	A. Supplementally describe the average trading volume of futures on carbon offset credits issued under the California Carbon Allowance (“CCA”) and Regional Greenhouse Gas Initiative (“RGGI”) regimes. Discuss what percentage of the average trading volume the Fund might expect to trade on any given day and the anticipated impact thereof on the carbon offset credits market, the Fund and its capacity.

RESPONSE: As of August 31, 2019, the average monthly trading volumes of futures on carbon offset credits issued under the CCA and RGGI regimes were $414 million and $37 million, respectively. The average monthly trading volumes of these futures grew by approximately 120% and 77.9%, respectively, during the past year, evidencing a robust and fast-growing market. Below are charts showing the CCA and RGGI average trading volumes from October 2018 to September 2019:

Securities and Exchange Commission
January 3, 2020

Based on Krane’s expectations regarding the potential size of the Fund within its first year of operations and, critically, assuming no growth in the size of the market for futures on carbon offset credits, which, as discussed below, Krane believes is highly unlikely, Krane expects that the Fund’s trades are unlikely to exceed 25% of the average monthly trading volume for either CCA or RGGI.1 Accordingly, Krane does not expect the Fund’s trades to have a material impact on the carbon offset credits market, the Fund or its capacity.

B.       Supplementally provide a capacity analysis for the Fund, which may include qualitative data as appropriate and information regarding the trading experience of other vehicles providing exposure to futures on carbon offset credits.

1 At present, Krane expects that the Fund’s net assets may grow up to $100 million in the Fund’s first year of operations. Futures on carbon offset credits issued under the RGGI regime currently have less trading volume than the other futures in which the Fund intends to invest and the Fund’s trades may potentially have a greater impact on the market for those futures. To prevent any concerns regarding the impact of the Fund’s trades on that market, the Fund, as proposed, will track an index in which these futures contracts are limited to 10% of the weight of the index as of each Index reconstitution date. Accordingly, the Fund’s total investments in such futures contracts will be limited 10% of the Fund’s net assets on a notional basis as of each Index reconstitution date and will vary during the year based only on market movements. Assuming Fund net assets of $100 million, investments of approximately 10% or $10 million of the Fund’s net assets in these futures, and an annual portfolio turnover rate of 100%, the Fund’s trades would have constituted only 2.73% of the average monthly trading volume of such futures during the past year.

Securities and Exchange Commission
January 3, 2020

RESPONSE: Krane expects that the Fund could grow indefinitely without affecting the Fund’s capacity, which would be determined by the liquidity of its investments. As the SEC staff is aware, there is no ETF-specific liquidity requirement that would limit the Fund’s investments in futures on carbon offset credits. Indeed, NYSE Arca Rule 8.600-E, Commentary .01(d) (“generic listing standards”), which has been approved by the SEC, does not impose any liquidity requirements with respect to the exchange-traded derivatives in which an exchange-traded fund (“ETF”) may invest. Rather, this listing standard requires that the SEC be able to obtain trading information about at least 90% of an ETF’s exchange-traded derivatives through the Intermarket Surveillance Group or pursuant to a comprehensive surveillance sharing agreement with such derivatives’ principal exchange.

As a registered open-end fund, however, the Fund is subject to Rule 22e-4, which provides the key liquidity restriction applicable to its investments in futures on carbon offset credits. Under Rule 22e-4, no open-end registered fund may acquire an “illiquid investment” if, immediately after its acquisition, the fund would have invested more than 15% of its net assets in illiquid investments. Rule 22e-4 defines illiquid investments to mean, in essence, investments that cannot be sold under current market conditions within seven calendar days without significantly affecting their market value.

Krane does not currently expect that any of the futures contracts purchased by the Fund will qualify as illiquid investments. Krane notes that the market for futures on carbon offset credits has continued to grow in recent years and the market for them has significantly matured in a short period of time. As noted above, the average monthly trading volumes of carbon offset credits issued under the CCA and RGGI regimes grew by approximately 120% and 77.9%, respectively, during the past year.2 Krane expects that trading volumes of these futures will continue to grow and that the Fund could contribute to this growth. Krane believes these are important factors to consider in analyzing the liquidity of the Fund’s investments in these instruments as the markets for carbon offset credits and futures on carbon offset credits grow.

However, even if 100% of the Fund’s investments in futures on carbon offset credits were deemed to be “illiquid investments,” the Fund would still be in compliance with Rule 22e-4. This is the case because approximately 90% of the Fund’s net assets (directly or indirectly through the Subsidiary) are expected to be invested in highly liquid fixed income instruments, such as U.S. government securities and/or cash equivalents. Stated differently, Krane does not expect the Fund ever to invest more than 10% of its net assets (directly or indirectly through the Subsidiary) in futures on carbon offset credits. Accordingly, even if all such futures were deemed to be illiquid within the meaning of Rule 22e-4, no more than 10% of the Fund’s net assets would be invested in illiquid investments. As a result, the Fund would easily comply with Rule 22e-4.

In support of its belief that futures on carbon offset credits are sufficiently liquid to support the arbitrage mechanism of the Fund, Krane notes that the SEC has previously approved, pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, a listing standard for an exchange-traded commodity trust that invested solely in futures on EUAs. In that case, the Commission’s approval was based, in part, on an analysis of the market depth and liquidity of the markets for the futures.3

2 This growth has also occurred in futures of carbon offset credits issued under the European Union Allowance, which grew by 105% during the same time period.

3 Securities Exchange Act Release No. 57838, (May 20, 2008), 73 FR 30649 (May 28, 2008) (SR-NYSEArca-2008-09) (Order Granting Approval of Proposed Rule Change, as Modified by Amendment Nos. 1 and 2 Thereto, Relating to the Listing and Trading of Shares of the AirShares EU Carbon Allowances Fund). This fund eventually ceased operations following a lack of investor interest, rather than by reason of any capacity constraints.

Securities and Exchange Commission
January 3, 2020

Further, Krane notes that there currently exists at least one exchange-traded product, WisdomTree Carbon (“CARB”), that invests solely in futures on carbon offset credits. CARB, which is listed on the London Stock Exchange, has been operational for over 11 years, and Registrant is not aware of any indication its operations have that these products have suffered from a capacity constraint or that the market for futures on carbon offset credits has been affected by their trading.

Although the Registrant does not expect it to be relevant based on the analysis set forth above, the Registrant acknowledges the SEC staff’s position that ETFs may not suspend creation orders for their shares. The Registrant and Krane will take such steps as necessary to prevent the Fund from needing to suspend creation orders in the unexpected event that the Fund should ever face limited capacity for any reason. Such steps could include, for example, changing the Fund’s investment objective to relate to a more diversified index and/or broadening the assets in which the Fund may invest (e.g., to include swaps) to obtain exposure to the relevant carbon credit offsets.4

C.       Supplementally state whether the futures contracts in which the Fund (through the Subsidiary) will invest can be transacted in kind in connection with creation and redemption orders for Fund shares.

RESPONSE: The futures contracts in which the Fund (through the Subsidiary) will invest are not currently able to be transacted in kind.

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If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane
Odette Gafner
Jonathan Shelon
Krane Funds Advisors, LLC
Franklin Na
K&L Gates LLP

4 The Registrant would notify investors of such a change and comply with the requirements of Rule 485(a) under the Securities Act of 1933 to amend its registration statement on Form N-1A.